UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Lavabit LLC

Legal status of issuer

      Form
      Limited Liability Company

      Jurisdiction of Incorporation/Organization
      Texas

      Date of organization
      July 2, 2004

Physical address of issuer
5930 Royal Lane Ste E #382, Dallas, TX 75243

Website of issuer
https://lavabit.com/

Current number of employees
1

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$248,856	$28,201
Cash & Cash Equivalents	$202,766	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$476,382	$0.00
Revenues/Sales	$42,861	$36,762.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$(255,727)	$2,996

June 24, 2020

FORM C-AR

Lavabit LLC



      This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Lavabit LLC, a Texas Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://lavabit.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300

holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is June 24, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

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About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Lavabit LLC (the "Company") is a Texas Limited Liability Company, formed on July 2, 2004. The Company was formerly known as NA. The Company is currently also conducting business under the name of NA.

The Company is located at 5930 Royal Lane Ste E #382, Dallas, TX 75243.

The Company's website is https://lavabit.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Lavabit, a pioneer in email security, and was founded on the principle that everyone has the innate right to private and secure communication. The company never wavered from its mission and is now leveraging its revolutionary Dark Internet Mail Environment (DIME) protocol and encrypted server technology (MAGMA) to provide automatic, transparent, and secure end-to-end email encryption services to its customers. Lavabit's go-to-market strategy starts with cloud email services, then expands into multiple commercial service offerings to capture its share of the expanding global email encryption market. Currently, Lavabit's B2C revenue is generated by annual subscriptions, and B2B revenue is derived from license, service, and maintenance contracts with commercial customers.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to

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develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information through the utilization of our encryption technologies. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

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Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We operate in virtually every part of the world and serve customers in more than 62 countries.
In 2018, approximately 60% of our revenue was attributable to activities outside the U.S. Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Ladar Levison who is CEO, July 2004 - Present, and Richard Delgado who is COO & Advisor, July 2016 - Present, of the Company. The Company has or intends to enter into an employment agreements with Ladar Levison and Richard Delgado although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Ladar Levison, Richard Delgado or any member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There

can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Ladar Levison and Richard Delgado in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Ladar Levison or Richard Delgado dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company is subject to complex and changing laws and regulations worldwide, which exposes the Company to potential liabilities, increased costs and other adverse effects on the Company's business.

The Company's global operations are subject to complex and changing laws and regulations on subjects including, but not limited to: privacy, data security and data localization, consumer protection, billing and e-commerce, intellectual property ownership and infringement, digital platforms, internet, telecommunications and mobile communications, availability of third-party software applications and services, labor and employment, anti-corruption, tax, and other subjects.

Compliance with these laws and regulations may be onerous and expensive, increasing the cost of conducting the Company's global operations. Changes to laws and regulations can adversely affect the Company's business by increasing the Company's costs, limiting the company's ability to offer a product or service to customers, requiring changes to the company's business practices or otherwise making the Company's products and services less attractive to customers. The Company has implemented policies and procedures designed to ensure compliance with applicable laws and regulations, but there can be no assurance that the Company's employees, contractors or agents will not violate such laws and regulations or the Company's policies and procedures. If the Company is found to have violated laws and regulations, it could materially adversely affect the Company's reputation, financial condition and operating results.

The technology industry, including, in some instances, the Company, is subject to intense media, political and regulatory scrutiny, which exposes the Company to government investigations, legal actions, and penalties. For example, in the past, the Company has been subject to court orders and search warrants relating to the encrypted data of its users, and has been responsible to comply with those court orders and warrants. Compliance with such court orders and warrants can be onerous and expensive, increase the costs of the Company's operations, and a failure to comply with them can result in legal proceedings and claims against the Company that could, individually or in the aggregate, have a material impact on the Company's financial condition and operating results. There can be no assurance that the Company's business will not be materially adversely affected, individually or in the aggregate, by the outcomes of such investigations or changes to laws and regulations in the future.

The Securities do not accrue interest or otherwise compensate Investors for the period in which the Company uses proceeds from the Offering.
The Securities will accrue no interest and have no maturity date. Therefore, Investors will not be compensated for the time in which the Company uses the proceeds from the Offering before a possible Equity Financing or Liquidity Event that could result in the conversion of the Security, to the benefit of the Investor.

When forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall valuation of the Company in addition to their individual return.
Due to the nature of the discount rate of the Crowd Safe, when forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall valuation of the Company in addition to their individual return. In a liquidity event in which the value of an Investor's stake is determined by the discount method (that being situations where applying the Valuation Cap results in a lower return for such Investor), the Investor's individual return will be the same regardless of the Company's valuation. As an example, a $1,000-dollar investment in Crowd Safe units of a hypothetical company with a discount of 20% and a valuation cap of $10 million would result in a $250 return upon a liquidity event in which the company is valued at either $5 million or $10 million. However, Investors should consider that an ownership stake in a higher-valued company is generally preferable to an ownership stake with the same absolute value in a lower-valued company. The higher-valued company will have been assessed by the market to be worth more and will have additional funding with which to pursue its goals and is therefore more likely to produce greater returns to the Investor over the longer term.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

The Company may be unable to recover losses suffered in the amount of $100,000.00 as a result of the non-performance of a services contract with Cooper Mobile, Inc.

On May 15, 2019 the Company and Cooper Mobile, Inc. entered into a certain Master Services Agreement (the "Mobile Development Agreement"). Following the execution of the Mobile Development Agreement, in May 2019, the Company's CEO, Ladar Levison, moved to India to train the Cooper Mobile team and oversee the development efforts contemplated under the Mobile Development Agreement. During the following five months, Cooper Mobile failed to deliver satisfactory work product of any development value to advance the Company's business. As such, the Company terminated the Mobile Development Agreement with Cooper Mobile and Mr. Ledison returned to the US. The Company that due to Cooper Mobile's nonperformance of the Mobile Development Agreement, it has suffered damages in the amount of $100,000.00 related to capital expenditures and development time expended in connection agreement. Mr. Levison, as the Company's CEO, continues to consider the possibility of filing a claim and commencing a litigation or arbitration proceeding against Cooper Mobile in a court with competent jurisdiction over the parties or with an arbitrator selected according to the terms of the Mobile Development Agreement. As of the date hereof, the Company has not made formal demand with Cooper Mobile to repay the damages it has suffered. No assurance can be given that Cooper Mobile will satisfy a demand made by the Company, nor can any assurance be given that a claim filed against Cooper Mobile will be successful. If Cooper Mobile fails to satisfy a demand made by the Company, or if a court or arbitrator resolves a claim made by the Company against Cooper Mobile unfavorably to the Company, then the Company may not be able to recover some or all of its damages related to the non-performance of the Mobile Development Agreement by Cooper Mobile and its consolidated financial statements could be materially adversely affected thereby.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. No assurance can be given that the Company will be able to secure a successful settlement of some or all of its damages suffered as a result of Cooper Mobile non-performance of the Mobile Development Agreement.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer

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needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer

viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Our results of operations may be negatively impacted by the coronavirus outbreak.

In December 2019, the 2019 novel coronavirus surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and several countries, including the United States, India Japan and Australia have initiated travel restrictions on individuals both within and without their respective countries. The impacts of the outbreak are rapidly evolving. Due to those travel restrictions, the Company has been prevented from traveling and hiring more cost-effective international development talent. Without the ability to hire and train cost-effective international development talent, the Company is materially delayed in completing the development of its Volcano mail client apps for Mobile, Android, iOS, and desktop. While the foregoing mail client apps remain incomplete, the Company cannot effectively compete with other encrypted email providers who offer their services on app stores and such failures to compete may pose a material adverse effect on the results of operations of the Company.

If countries continue to maintain travel or other restrictions on international travel in an effort to contain the coronavirus or treat its impact, then the Company may be further prevented from traveling and hiring cost-effective international development talent, and such an event could have a material adverse effect upon the Company's financial condition or results of operation.

The future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not continue to have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Lavabit, a pioneer in email security, was founded on the principle that everyone has the innate right to private and secure communication. The company never wavered from its mission and is now leveraging its revolutionary Dark Internet Mail Environment (DIME) protocol and encrypted server technology (MAGMA) to provide automatic, transparent, and secure end-to-end email encryption services to its customers. Lavabit's go-to-market strategy starts with cloud email services then expands into multiple commercial service offerings to capture its share of the expanding global email encryption market. Currently, Lavabit's B2C revenue is generated by annual subscriptions, and B2B revenue is derived from license, service, and maintenance contracts with commercial customers.

Business Plan

Lavabit remains committed to restoring privacy to communications and bringing security and convenience to its customers through its innovative security hardware, software, and services. Lavabit returned to market with a new and revolutionary Dark Internet Mail Environment (DIME) protocol and encrypted server (MAGMA) technology, Lavabit will become the world's first email service to provide the automatic, transparent, and true end-to-end encrypting of every

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facet of the email: the body, metadata, and the transport layer. The Company's business strategy continued to leverage its unique ability to design and develop its FOSS source code, hardware, application software, and services to provide its customer's products and solutions with innovative design, superior ease-of-use, seamless integration, and flawless security. With DIME's incorporation of encryption directly into the protocols at the user-level means that email-driven data breaches and interoperability challenges of "walled-garden" communications become concerns of the past. Lavabit's game-changing innovation also facilitates the automated encryption of file sharing, telephony, SMS, and cryptocurrencies making Lavabit more versatile, more secure, and more usable than any other email solution available today. Lavabit is still trying to enact its go-to-market strategy with cloud email services. Eventually the Company will expand into multiple commercial service offerings through direct sales, value-added reseller and market partnerships to capture its share of the rapidly expanding email encryption market. Lavabit's marketplace success is predicated on the development of the email client and the ability to scale services. For that reason, Lavabit will have a sequenced approach to the enterprise secure email market based on customer size. Small to medium businesses will be targeted first because they are more likely to be interested in cloud-based services and are not expected to require highly customized solutions, layered into complex networks and integrated with third-party software (e.g., Salesforce, CapIQ, PeopleSoft, etc.). Cloud-based email services will be market deployable in the near term due to the development that has already been completed for the private consumer email product. The versatility of cloud-based email will allow Lavabit to pursue both small and medium businesses immediately. The cloud-based services are easily scaled as our customers' businesses grow and as Lavabit gains market share. A cloud-based email will generate revenue by charging customers on a "per seat" basis either annually or month-to-month. Additional revenue will be generated on a "per seat" basis for premium features such as email archiving. Installable products are the next item that will be deployed to the market. Currently, Lavabit's DIME compatible server, dubbed Magma is available in FOSS form and available for limited installations. Lavabit will now focus on developing the commercial version of the Magma and associated installable products and appliances which are in early stages, hence the delay to market deployment relative to cloud products. Lavabit servers will be available for small, medium and large businesses and can be customized to customer specifications. Lavabit anticipates a high level of customization will be necessary for large corporate clients and companies that maintain offices and operations outside the United States. Thus, our revenue will be generated by building, licensing and installing Lavabit servers, maintenance contracts, system administration, managed services, and other services as requested by customers. Lavabit's ongoing commercialization strategy is to focus on industries that have regulatory requirements to safeguard information and sectors that are regular targets of criminals and other groups attempting to illicitly gain access to information in their possession. Specifically, we will enter the market by targeting the following industries: Insurance, Financial Services, and Banking, Healthcare, Legal, companies with significant research and development operations (e.g., pharmaceutical and biotechnology) and companies with valuable intellectual property. Once the email products and services achieve a "steady state" Lavabit will begin offering and developing new products and services to maintain a high growth rate and expand into new markets. Some of the services will be available in the near term and will require little to no additional development. Other growth products and services will require further development and will not be pursued until specific business metrics are achieved and new development will not impede the development or deployment of core products and services. New products and services will maintain a focus on communication and information protection with the ultimate goal of providing Lavabit customers a single source for securing communications and data. To this end, Lavabit's focus is to position DIME to build an encrypted communications ecosystem encompassing secure file sharing, workflow management, secure SMS, telephony and payments. In the near term, through the open-source nature of the DIME distribution model, we have great hope for the commercial viability of Lavabit's encryption technology. The distributive benefits of corporate privacy, global IP protection, and the reduction of corporate espionage will be the primary commercial drivers. As a business, Lavabit's financial goal is to advance the commercial benefits encryption outside of our core societal and digital freedom focus. Our commercialization will help us to continue to develop our encryption technologies and fund our pro-privacy endeavors. Our business DNA is open source. By definition, open source businesses generate revenue in ways other than selling their software. Consulting, licensing, SaaS, freemium, and crowdfunding scenarios are all on the table. Our commercial game plan is to utilize open source to strengthen our business, spread our brand, and bolster the inherent power of DIME, with the underlying objective of harnessing the scale and scope of the open-source community to create a sustainable commercial venture.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Lavabit Flow Service	Encrypted email subscription service; the most secure email solution for traditional email—compatible with email clients.	Global; any business or individual seeking access to encrypted email services.
Lavabit Magma Server	Encrypted email server; an open-source-DIME optimized email server installable by B2B clients,	Global; Magma is currently in select beta deployments in Europe and the US.

Lavabit continues to have a reputation as one of the most trusted encryption brands. Over the past year, Lavabit has continued its development efforts to make the DIME protocol an encryption standard within consumer and enterprise segments of the encrypted email market. Lavabit continues to execute against its product road-map and deploy a phased cloud, followed by a commercially licensed server strategy per its market goals. Phase 1 – Consumer Cloud: Marketing to consumers of email services. Pricing based on a subscription upsell model determined by storage capacity; Phase 2 – Business Cloud: Geared towards small and medium-sized businesses with limited internal capabilities looking for hosted email solutions. Pricing based on channel volume and account size; Phase 3 – Commercially Licensed Installables: A feature-rich, easily managed, highly secure email solution for customers with sophisticated IT departments, or a business requirement dictating that data be hosted on customer-owned infrastructure. Channel partners and value-added resellers will develop, deploy, and support customized versions of installable products, with features designed to provide vertical-specific value or appeal to corporate clients. Healthcare, journalism, finance, legal, and politically sensitive customers are all sectors desperate for more secure email encryption solutions. Phase 4 – Commercially Purchased Appliances: Government agencies, military contractors, political activists, and high net worth individuals, are just a few examples of our future customers facing advanced threats, which will require the immutable protection offered by hardware-level

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security. These turnkey solutions will provide superior protection and simplified management for the portion of the market looking to deploy a fire-and-forget system for email security. Lavabit's eventual goal will be to use DIME's extensibility competitive advantages to build an encrypted identity communications ecosystem. While our immediate focus continues to be rounding out our B2C efforts with Volcano, we are advancing on our enterprise B2B business with our encrypted Magma server. Our commercial mandate is to use the funding raised to build its commercial footprint and build an encrypted ecosystem with the following products: - LavaText: Incorporating encrypted chat communications platform for Lavabit/DIME users - LavaStorage: Incorporating encrypted file storage functionality for Lavabit/DIME users - LavaEncrypt: Incorporating next-generation quantum encryption for Lavabit/DIME users - LavaMask: Incorporating new dynamic data masking technology for Lavabit/DIME users - LavaWallet: Incorporating fiat/crypto-currencies currency transfers between Lavabit/DIME users

Currently, Lavabit globally offers consumer and commercial encrypted email subscriptions (FLOW) and servers (MAGMA). Lavabit commercial email is available via three options: SaaS (cloud-based hosted by Lavabit), the Lavabit MAGMA server operated by the customer or a hybrid model. B2C customers will download a secure mail app (VOLCANO), and B2B customers may install MAGMA servers with minimal effort. With funding, Lavabit will leverage its market perception to conduct SEO outreach for B2C consumers and will hire a sales team to pursue B2B clients. For B2B and commercial distribution Lavabit will also engage in direct sales, VAR sales, licensing agreements and market partnerships.

Competition

The Company's primary competitors are Similar B2B competitors include Zix and Virtru and similar B2C competitors include Proton Mail and Tutanota. .

The global email industry remains large and dominated by industry players. In the sub-set of email security services, Lavabit's has multiple niche competitors focused on encryption solutions. While they are valiant efforts, none are federated, interoperable or can encrypt email the way Lavabit can. Lavabit is the only interoperable email provider capable of offering secure end-to-end email compatible outside its domain. The B2C and B2B markets for Lavabit's products and services are competitive, and the Company is confronted by aggressive competition in all areas of its business. The Company's competitors are typically either B2B, or B2C focused, whereas Lavabit can play in both arenas with its MAGMA server technology. While the overall email market is characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital communication platforms, Lavabit's Dark Internet Mail Environment (DIME), has kept the company ahead of the specific email security and encryption technological curve. Principal competitive factors critical to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a robust value-added reseller ecosystem, marketing and distribution capability, service and support and corporate reputation.

Supply Chain and Customer Base

For Lavabit, our most important asset is our people. One of our key goals is to have world-class, talent, engineers, and coders with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness in the global email encryption market. As in years past, Lavabit still needs to find and employ seasoned developers capable of working on a highly complex codebase to advance the Company's strategic initiatives.

Lavabit's target and current customer base has remained unchanged from prior years and the Company still provides the ideal solution for consumers seeking complete email privacy and companies complying with regulatory privacy mandates, data security directives, and protecting high-value intellectual property. As such, our customers continue to be primarily consumers looking for secure email and communications. Lavabit has not targeted SMB and B2B customers because it has not completed its core MAGMA server ready full-scale deployment. Lavabit has had marginal growth but remained steady over the past year with over 130,000 users in over 60+ countries. Again, Lavabit has limited its B2B offering and is in selective beta mode for MAGMA with several commercial clients.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
3970628	IT Consulting Services	Lavabit	October 12, 2010	May 31, 2011	USA

Lavabit's intellectual property is centered around Lavabit's proprietary Dark Internet Mail Environment (DIME) source code, which is intended to be used, shared and reviewed by the privacy community we service. It may be found at https://darkmail.info/spec.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities as well as to the laws and regulations of international countries and bodies, such as the European Union (the "EU"). These laws and regulations are subject to change. Additionally, the Federal Communications Commission (the "FCC") regulates internet providers, which could affect our networks indirectly.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 5930 Royal Lane Ste E #382, Dallas, TX 75243

The Company has the following additional addresses: None.

The Company conducts business in Texas.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Ladar Levison

All positions and offices held with the Company and dates such positions(s) were held
Manager

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Oversees all activities within the Company as its sole manager and most senior employee.

Education
Bachelor of Arts, Southern Methodist University

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Ladar Levison

All positions and offices held with the Company and dates such positions(s) were held
CEO, 2004 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

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Oversees all activities within the Company as its sole manager and most senior employee.

Education
Bachelor of Arts, Southern Methodist University

Name
Richard Delgado

All positions and offices held with the Company and dates such positions(s) were held
COO & Advisor, July 2016 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
COO and Managing Partner, Vanguard Healthcare Solutions, January 2018 – Present;
Sales and Marketing Consultant, Care.com September 2017-December 2017;
American Express, Global Director, March 2007-March 2017.

Education
Bachelor of Arts, Swarthmore College; Master of Business Administration, Southern Methodist University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee in Texas, USA.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
NA			

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

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Type of security	Regulation CF SAFE SAFE (Simple Agreement for Future Equity)
Amount outstanding	887
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Each series of SAFEs will be proportionally diluted for each other series of SAFEs and all SAFEs will be proportionally diluted for the equity financing that triggers conversion of the SAFE.

Type of security	
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

The Company has the following debt outstanding:

Type of debt	
Name of creditor	NA
Amount outstanding	$0.00
Interest rate and payment schedule	NA
Amortization schedule	NA
Describe any collateral or security	NA
Maturity date	
Other material terms	NA

The total amount of outstanding debt of the company is none.

The Company has conducted the following prior Securities offerings in the past three years:

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Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	887	$476,382.00	Working Capital - Lavabit code and application development	December 28, 2018	Regulation CF

Ownership

The Company is currently a single member limited liability company solely owned by Ladar Levison.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Ladar Levison	**100%**

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company has maintained its liquidity to fund existing operations from its existing FLOW service consumer subscriber base throughout 2019-20. Lavabit continues to bootstrap, and the Company can support existing operations for the next 36 months under the current business plan based on its existing subscription revenues. During the 2019 Republic Reg CF campaign, the Company raised $476,382, of which it netted $430,963 after fees. With these campaign proceeds, the Company sought to continue its development roadmap with a US-based application development partner Cooper Mobile. The goal of this development engagement was three-fold: 1. Complete libdime, and build the necessary support into our Magma server 2. Develop Volcano clients atop libdime for Android, iOS, Windows, Linux, and macOS 3. Build enterprise-ready functionality for the website, specifically a new signup/onboarding system, an account management portal, and an administrative customer support tools

In May 2019, Lavabit's CEO, Ladar Levison, moved to India to train the Cooper Mobile team and oversee the development efforts. During the following five months, the Cooper Mobile failed to deliver satisfactory work product of any development value to advance the Lavabit business. As such, the Company terminated its contract and Mr. Ledison returned to the US, at the cost of over $100,000 in capital expenditures and valuable development time. Currently, Lavabit is evaluating all legal remedies to rectify the situation and recoup expenses. Additionally, Lavabit was adversely impacted by the Covid-19 global pandemic, which prevented the Company from traveling and hiring more cost-effective international development talent. Lavabit should have enough liquidity to execute our proposed business plan by completing the Volcano mail clients within the next 18 months. The completion of the mail clients should have the compounding effect of driving our year-over-year subscription revenues and allowing us to execute against the next phases of our proposed business plan.

With the proceeds of the Republic Reg CF offering, Lavabit intends to continue the development of its core DIME codebase, Magma server, and Volcano mail clients. Recovering for its development failure abroad, the Company is relocating to Austin, Texas, where it will set-up corporate operations and hire the appropriate code development personnel over the next six months. Lavabit is extremely judicious and parsimonious in its capital expenses and thus forecasts it will have enough capital to continue its Volcano mail client development. The Company believes the deployment of its Volcano mail client will improve its profitability in the next 12 months by capitalizing on its market position and expanding its product offering to compete with other encrypted mail providers. With its Reg CF funding and existing revenue streams, Lavabit must also leverage its market perception to conduct SEO outreach for B2C consumers and plans to hire a dedicated sales team to pursue B2B clients to scale effectively. Lavabit's go-to-market strategy - while delayed - remains unchanged, starting with cloud email services then expanding into multiple commercial service offerings through direct and value-added reseller (VAR) sales and market partnerships. To stimulate adoption, Lavabit will continue to advance a FOSS strategy, to distribute DIME technology and demonstrate consumer and commercial viability. Additionally, Lavabit will continue to look for strategic partnerships that capitalize on DIME interoperability and extensibility competitive advantages to build the foundation of an encrypted identity communications ecosystem. While the Company's immediate focus will be to continue its B2C efforts with Volcano over the next 12 months, Lavabit will selectively target B2B business with its encrypted Magma server based on its current development constraints.

Liquidity and Capital Resources

On December 28, 2018 the Company conducted an offering pursuant to Regulation CF and raised $476,382.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
Since its inception, Lavabit has financed its profitable operations from FLOW subscription revenues and sales of its MAGMA servers. In 2014, Lavabit raised $212,500 in a Kickstarter campaign, which has funded the Company's operations and facilitated the development of the experimental DIME code. In 2016 Lavabit revived a $30,000 internet freedom grant from the

nlNet Foundation to aid current development efforts. In 2017 the Company announced its relaunch and sold discounted subscriptions, which generated $145,233.00 in revenue. In 2018 the Company achieved $36,762.00 in revenue from existing operations. In 2019, the Company received $476,382 in gross proceeds from the Republic Reg CF campaign and earned $42,861 in revenues.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Richard Delgado
Relationship to the Company	Advisor
Total amount of money involved	$20,012.80
Benefits or compensation received by related person	Repayment of Loan
Benefits or compensation received by Company	Capital for conduct Reg CF Campaign
Description of the transaction	Loan to pay for Republic Reg CF campaign marketing expenses.

Securities

Related Person/Entity	Richard Delgado
Relationship to the Company	Advisor
Total amount of money involved	$47,638.20
Benefits or compensation received by related person	SAFE Note equity
Benefits or compensation received by Company	Advisory Services
Description of the transaction	SAFE Note

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

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The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

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SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Ladar Levison
(Signature)

Ladar Levison
(Name)

Founder & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

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EXHIBITS

Exhibit A   Financial Statements

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EXHIBIT A

Financial Statements

LAVABIT LLC

(a Texas limited liability company)

Unaudited Financial Statements for the Years Ended

December 31, 2019 and 2018



FINANCIAL STATEMENT CERTIFICATION

June 24, 2020

To: **Lavabit Customers, Shareholders and Interested Parties**

Re: **Lavabit LLC 2019-2018 Financial Statement Review**

The following accompanying financial statements of Lavabit LLC (the "Company"), are comprised of the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, members' equity and cash flows for the calendar year periods thus ending, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Ladar Levison, CEO is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern.

Attestation & Certification

I, Ladar Levison, CEO and sole Manager of Lavabit LLC, certify that the financial statements of Lavabit LLC included in this Form are true and complete in all material respects. The financial statements have not been reviewed or audited; thus, no third-party assurance is provided.

Sincerely,

Ladar Levison, CEO
Lavabit LLC

LAVABIT LLC
FINANCIAL SUMMARY
For the fiscal years ended 2019 and 2018
See accompanying Notes to the Financial Statements
(Unaudited)

		2019		2018
Total Assets	$	248,856	$	28,201
Cash & Cash Equivalents	$	202,766		-
Accounts Receivable		-		-
Short-term Debt		-		-
Long-term Debt	$	476,382		-
Revenues/Sales	$	42,861	$	36,762
Cost of Goods Sold		-		-
Taxes Paid		-		-
			$	2,996
Net Income	$	(255,727)		

LAVABIT LLC
BALANCE SHEET
For the Fiscal Years Ended December 31, 2019 and 2018
See accompanying Notes to the Financial Statements
(Unaudited)

		2019		2018
TOTAL ASSETS				
Current Assets				
Cash and cash equivalents	$	202,766	$	-
Due from founder	$	-	$	28,201
Total Current Assets	$	202,766	$	28,201
Non-Current Assets				
Total Non-Current Assets	$	46,090	$	-
TOTAL ASSETS	**$**	**248,856**	**$**	**28,201**
LIABILITIES AND MEMBERS' CAPITAL				
Liabilities				
Current Liabilities				
None	$	0	$	0
Total Current Liabilities	$	0	$	0
SAFE instruments	$	476,382	$	0
TOTAL LIABILITIES	$	476,382	$	0
Member Capital	$	0	$	0
Accumulated gain (deficit)	$	(227,526)	$	28,201
TOTAL MEMBER'S CAPITAL	$	(227,526)	$	28,201
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$**	**248,856**	**$**	**28,201**

LAVABIT LLC
STATEMENT OF OPERATIONS
For the Fiscal Years Ended December 31, 2019 and 2018
See accompanying Notes to the Financial Statements
(Unaudited)

	2019		2018	
Revenues	$	43,492	$	38,285
Less: Returns		(631)	$	(1,523)
Gross Profit		42,861	$	36,762
Operating Expenses:				
General and administrative		43,937		24,266
Sales and marketing		100,541		40
Travel expenses		5,188		3,582
Payroll		53,453		0
Consultants		84,731		0
Technology expenses		10,738		5,878
Total Operating Expenses		298,588		33,766
Net Income (Loss)	$	(255,727)	$	2,996

LAVABIT LLC
STATEMENT OF MEMBERS' CAPITAL
For the Fiscal Years Ended December 31, 2019 and 2018
See accompanying Notes to the Financial Statements
(Unaudited)

	Member's Capital		Accumulated Equity (Deficit)		Total Stockholders' Equity (Deficit)	
Balance as of January 1, 2018	$	**0**	$	**25,205**	$	**25,205**
Net income/(loss)				2,996		2,996
Balance as of December 31, 2018	$	**0**	$	**28,201**		**28,201**
Net income/(loss)				(255,727)		(255,727)
Balance as of December 31, 2019	$	**0**		**(227,526)**		**(227,526)**

LAVABIT LLC
STATEMENT OF CASH FLOWS
For the Fiscal Years Ended December 31, 2019 and 2018
See accompanying Notes to the Financial Statements
(Unaudited)

	2019	2018
Cash Flows From Operating Activities		
Net Gain (Loss)	$ (255,727)	$ 2,996
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		0
Increase (Decrease) in accrued expenses	0	(4,777)
Net Cash Used In Operating Activities	(255,727)	(1,781)
Cash Flows From Investing Activities		
Purchase of assets	(46,090)	0
Net Cash Used In Investing Activities	(46,090)	0
Cash Flows From Financing Activities		
Proceeds from founder	28,201	1,781
Proceeds from advance on future issuance of equity Instruments (CrowdSAFE)	476,382	0
Net Cash Provided By Financing Activities	504,583	1,781
Net Change In Cash	202,766	0
Cash at Beginning of Period	0	0
Cash at End of Period	$ 202,766	$ 0
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0

LAVABIT LLC
NOTES TO FINANCIAL STATEMENTS
For the Fiscal Years Ended December 31, 2019 and 2018
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

LAVABIT LLC. (the "Company") was incorporated on July 2, 2004 ("Inception") in the state of Texas. The Company suspended operations from August 2013 until 2016 when the company resumed operations. The Company relaunched its website in January 2017. The Company provides open-source encrypted email services. The Company is headquartered in Texas.

Since Inception, the Company has relied on advances from its founder. As of December 31, 2019, the Company had little working capital and could incur losses prior to generating additional positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2019, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2019, the Company had $202,766.47 in cash on hand.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the

customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2019, the Company had $0 accounts receivables.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2019, the Company had acquired $46,090 of assets.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its sole member and founder. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to its one member on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of inception. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company recognizes revenue upon delivery of its services to end customers.

Sales and Marketing Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

In May 2017, FASB issued ASU 2017-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting*"*, clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

No material tax provision exists for the Company. The income tax return for 2018 has been filed and the income tax return for 2019 will be filed before the fiscal year has ended on December 31, 2020. Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – MEMBER'S CAPITAL

The Company is owned 100 percent by one individual. Approximately $476,382 of SAFE instruments were issued to over 800 investors in 2019 as part of a Regulation CF crowdfunding campaign. Per SEC guidelines, these SAFE amounts have been recorded as a long-term liability of the Company and convert to equity at a predefined market price upon future liquidity events.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters
The Company in the past has been subject to various court orders and search warrants. The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or its founder, nor has it received any subpoenas, court orders, search warrants, classified, or otherwise, since it resumed operations in January 2017.

NOTE 6– GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2004 but suspended operations in 2013. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 7) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Leases
The company does not currently lease any facilities or equipment but plans to in the future.

Management's Evaluation
Management has evaluated subsequent events through June 24, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.